Exhibit 99.1

Risk Factors

An investment in our Class A common stock involves a high degree of risk. You should consider carefully all of the information contained in this report and, in particular, the following risk factors before making an investment decision with respect to our Class A common stock.

Our continued success depends on our ability to manage and expand operations effectively.

Our ability to manage and expand operations effectively will depend on a variety of factors, including our ability to:

•	offer high-quality, reliable services to our customers at reasonable costs;

•	install and operate telecommunications switches and related equipment;

•	acquire necessary equipment, software and facilities;

•	integrate our existing and newly acquired technology and facilities, such as switches and related equipment;

•	lease access to suitable fiber optic transmission facilities at competitive prices;

•	scale operations;

•	evaluate markets;

•	monitor operations;

•	control costs;

•	maintain effective quality controls;

•	hire, train and retain qualified personnel;

•	enhance operating and accounting systems;

•	address operating challenges;

•	adapt to market and regulatory developments; and

•	obtain and maintain required governmental authorizations.

In order for us to succeed, we must achieve these objectives in a timely manner and on a cost-effective basis. If we do not achieve these objectives, we may not be able to compete in our existing markets or expand into new markets. A failure to achieve one or more of these objectives could have a material adverse effect on our business.

In addition, we have grown rapidly since our inception and expect to continue to grow by expanding our product offerings and entering new markets. We expect our growth to place a strain on operational, human and financial resources, particularly if we grow through acquisitions. Our ability to manage operations and expansion effectively depends on the continued development of plans, systems and controls for our operational, financial and management needs. We cannot assure you that we will be able to satisfy these requirements or otherwise manage our operations and growth effectively. A failure to satisfy these requirements could have a material adverse effect on our financial condition and ability to fully implement our growth and operating plans.

We will not be able to expand our operations if capital is not available when we need it.

The development and expansion of our networks requires substantial capital investment. If this capital is not available when needed, our business will be adversely affected. Our 2003 capital expenditures were $36 million, and we expect to spend about the same amount in 2004. We estimate that our debt service requirements in 2004 will be approximately $19 million, which includes approximately $11 million of scheduled principle payments and $8 million estimated for interest, assuming no significant increases in interest rates during the year. We also expect to have substantial capital expenditures in 2005 and thereafter and substantial payment obligations under our senior credit facility in 2005 and 2006.

Provided our operating results conform to our business plan, we believe our cash on hand as of December 31, 2003 of approximately $43.1 million and future cash flow from operations will be sufficient to fund our operating, investing and debt service requirements. We may be required to seek additional financing if:

•	our business plans and cost estimates are inaccurate;

•	we are not able to generate sufficient cash flow from operations to service our debt, fund our capital expenditures and finance our business operations;

•	we decide to significantly accelerate the expansion of our business and existing networks; or

•	we consummate acquisitions or joint ventures that require incremental capital.

If we were to seek additional financing, the terms offered may place significant limits on our financial and operating flexibility, or may not be acceptable to us. The failure for us to raise sufficient funds on reasonable terms may require us to modify or significantly curtail our business plan. This could have a material adverse impact on our growth, ability to compete, and ability to service our debt.

We may be unable to complete acquisitions that would enable us to grow our customer base, to expand into new markets or to provide new services.

We may acquire other businesses to grow our customer base, to expand into new markets or to provide new services. We cannot predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. Any acquisition involves certain risks including:

•	difficulties assimilating acquired operations and personnel;

•	potential disruptions of our ongoing business;

•	diversion of resources and management time;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	risks associated with entering new markets in which we have little or no experience;

•	risks related to providing new services with which we have little experience;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the business;

•	integration of network equipment and operating support systems; and

•	brand awareness issues related to the acquired assets or customers.

If we decide to acquire a business or its customers, we cannot assure you that financing would be available on satisfactory terms or that the acquired business would perform as expected.

We and other industry participants are frequently involved in disputes over issues that are important to our financial and operational success. Further legislation and regulatory rulemaking is expected to occur as the industry continues to deregulate and as we enter new markets or offer new products. Rulings or legislation adverse to us could have a material adverse effect on our operations and financial well being.

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including us, in lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over issues important to our financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements, the terms of new interconnection agreements we may enter into, operating performance obligations, inter-carrier compensation, access rates applicable to different categories of traffic, including traffic originating from or terminating to cellular or wireless users, the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to the Company, the price the Company will pay for those services and facilities and the regulatory treatment of new technologies and services. We anticipate that we will continue to be involved in various lawsuits, arbitrations and proceedings over these and other material issues. We also anticipate that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as we enter new markets or offer new products. Rulings adverse to us, adverse legislation, new regulations or changes in governmental policy on issues material to us could have a material adverse effect on our operations, results of operations, financial condition and prospects.

An adverse outcome of proceedings pending before the Federal Communications Commission could have a material adverse impact on our results of operations and cash flow.

In September 2002, we filed a Petition for Declaratory Ruling with the Federal Communications Commission (the “FCC”) requesting that the FCC reaffirm its prior positions that access charges can be collected by local exchange carriers in connection with calls originating or terminating on the networks of wireless carriers. We also have received separate requests for information from the FCC’s Enforcement Bureau concerning our billing for wireless traffic and methods of billing. We are responding to the FCC’s requests and, further, we are discussing with the FCC our belief that no additional proceedings are warranted beyond those already pending on the issue of calls originating on the networks of wireless carriers, including the proceeding we commenced requesting guidance to the industry on the issue. If the FCC does not reaffirm its prior guidance, or if the FCC limits in some way the right of a CLEC to recover the full benchmark rates, our inability to recover access charges from interexchange carriers (“IXCs”) for traffic originating on the networks of wireless carrier customers could have a material adverse impact on our revenue, results of operations and cash flow, and also could result in a violation by us of one or more of the financial covenants in our senior credit facility. Even if the FCC does reaffirm its prior guidance, there is no guarantee that wireless carriers will continue to originate traffic with US LEC. If they do not, it could have a material adverse impact on US LEC’s revenue.

The outcome of legal and administrative proceedings we are or may become involved in could have an adverse effect on our business, results of operations and cash flow.

Reciprocal Compensation—On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “Remand Order”) addressing inter-carrier compensation for traffic terminated to Internet service providers (“ISPs”).

On May 3, 2002, the U.S. Court of Appeals for the District of Columbia (the “D.C. Circuit”) rejected the FCC’s legal analysis in the Remand Order and remanded the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the Remand Order. As such, the ISP compensation structure established by the FCC in the Remand Order remains in effect. It is unclear at this time whether, how or when the FCC will respond to the Second Remand, how the Second Remand will affect pending disputes over reciprocal compensation for ISP traffic, how the Remand Order will be interpreted in light of the Second Remand or whether affected parties will undertake new challenges to the ISP compensation structure established by the Remand Order while the FCC still has the Second Remand under consideration. Although reciprocal compensation accounted for 3% of our revenue for the quarter ended December 31, 2003, if the FCC were to significantly change its policy for this traffic, it could have a material adverse impact on the Company.

Disputed Access Revenues—Previously, a number of IXCs had refused to pay access charges to competitive local exchange carriers (“CLECs”), including the Company, alleging that the access charges exceeded the rates charged by the ILECs, as well as disputing the rates applicable to different categories of traffic and the jurisdiction of traffic for compensation purposes.

On April 27, 2001, the FCC released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Access Order”) in which it established a benchmark rate at which a CLEC’s interstate access charges will be presumed to be reasonable and which CLECs may impose on IXCs by tariff. Several requests for reconsideration are pending and the impact of the Access Order and its effect on us will depend on how it is interpreted and enforced and the outcome of the petitions for reconsideration currently pending. If the Access Order is interpreted or enforced in a manner that is adverse to us, such result could have a material adverse effect on the Company. Access revenue, including revenue for traffic originating from wireless carriers, accounted for approximately 21% of our revenue for the quarter ended December 31, 2003.

In September 2002, ITC^DeltaCom Communications, Inc. (“ITC”) filed a lawsuit against the Company alleging that ITC was not obligated to pay access charges for calls made by end user customers of wireless providers (who are US LEC customers) that were destined for ITC’s toll-free customers and also asserted claims for damages. The Company denied ITC’s allegations and counterclaimed to recover the access charges owed by ITC. The Company and ITC filed dispositive motions seeking early resolution of the case. On March 15, 2004, the court denied the Company’s motions and granted ITC’s motion for partial summary judgment. The court held that the Company’s tariff did not apply to the access charges at issue and that, absent a tariff or contract, there appeared to be no FCC rule that required ITC to pay these charges. The Company disagrees with the court’s findings and intends to continue to assert its position vigorously through trial and any appeals that might be necessary.

If the court’s decision is not reversed at trial or on appeal, US LEC may be required to repay disputed access charges that were collected from ITC. The repayment of these access charges would not have a material adverse impact on US LEC’s results of operations or financial condition. The Company cannot predict the amount of damages, if any, that might be awarded by the court. An unfavorable outcome for the Company in the ITC litigation could prompt other IXC’s to assert claims for repayment of similar access charges collected by the Company. The Company would vigorously defend any such claims. However, if ultimately successful, these claims could, in the aggregate, have a material adverse impact on the Company’s results of operations and financial condition, and impair US LEC’s ability to collect similar access charges in future periods.

An inability to market and develop additional services may adversely affect our ability to retain existing customers or attract new customers.

We currently offer local, long distance, data, Internet and other telecommunications services. In order to address the future needs of our customers, we will be required to market and develop additional services. We may not be able to continue to provide the range of telecommunication services that our customers need or desire. We may lose some of our customers or be unable to attract new customers if we cannot offer the services our customers need or desire.

We face intense competition that could adversely affect our business.

The market for telecommunications services is highly competitive. We are an integrated telecommunications carrier providing voice, data and Internet services to more than 17,000 mid- to large-sized business customers throughout the southeastern and mid-Atlantic United States. We compete, and expect to continue to compete, with current and potential market entrants, including:

•	long-distance carriers;

•	incumbent local exchange carriers, or ILECs;

•	other competitive local exchange carriers, or CLECs;

•	competitive access providers, or CAPs;

•	cable television companies;

•	electric utilities;

•	microwave carriers;

•	wireless telephone system operators; and

•	private networks built by large end-users.

In addition, the possibility of combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. Moreover, some competitors are now emerging from the protection of Chapter 11 with dramatically altered financial structures that could give those entities the ability to offer more competitive rates than we can. We also expect increased competition from wireless service or voice over Internet Protocol (VoIP) providers as wireless and VoIP technologies improve.

We believe our network, service offerings and customer-focused approach distinguishes us from our competitors. However, many of our current and potential competitors have competitive advantages over us, including substantially greater financial, personnel and other resources, including brand name recognition and long-standing relationships with customers. These resources may place us at competitive disadvantage in our existing markets and may impair our ability to expand into new markets, which could adversely affect our business. We cannot assure you that we will be able to successfully compete in our existing markets or in new markets.

Our failure to comply with the numerous financial and operating covenants in our senior credit facility could result in a default and an acceleration of the entire amount of the senior credit indebtedness which we may not be able to pay or refinance.

Our senior credit facility contains numerous financial and operating covenants. For example, the financial covenants include:

•	achievement by us of minimum levels of earnings before interest, taxes, depreciation, amortization and credit restructuring costs;

•	maintenance by us of a minimum specified gross margin percentage;

•	limits on the amount of our capital expenditures;

•	maintenance by us of minimum levels of unrestricted cash; and

•	beginning in 2005, maintenance by us of specified total leverage, cash interest coverage and minimum fixed charge coverage ratios.

In addition, some of the covenants limit our discretion with respect to business matters, including making acquisitions, paying dividends and incurring additional debt. A breach of any of these covenants could result in a default and an acceleration of our repayment obligations. If a default were to occur, we may not be able to pay the senior credit indebtedness or borrow sufficient funds to refinance it. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with the covenants.

The restrictions on acquisitions in our senior credit facility could limit our future growth.

Without the consent of the lenders under our senior credit facility, we are not permitted to make any acquisitions of other telecommunication businesses until we have repaid the entire principal that has been deferred by the lenders from 2003 and 2004 to 2005 and 2006. The $12.4 million of principal that is deferred as of December 31, 2003 is scheduled to increase to $27.1 million at the end of 2004, after which the deferred amount will steadily decline through the maturity of the credit facility. Even if we prepay scheduled principal amounts and repay the entire deferred principal before the credit facility matures, without the consent of the lenders, we cannot make acquisitions with cash and no single acquisition can exceed $2.5 million in transaction value.

We are frequently asked to consider acquisitions of other telecommunications companies and we occasionally initiate acquisition discussions with other telecommunication companies. We plan to make a limited number of acquisitions to grow our business in our existing markets, to add additional products or services or to expand into new markets. Our lenders have approved two acquisitions, one that we made in January 2003 and one that we made in December 2003. However, we cannot assure you that our lenders will approve any future acquisitions or that they would approve them on a timely basis, which could impair our ability to execute our acquisition growth strategy.

We may not be able to make all of the substantial principal payments we are required to make under our senior credit facility which could result in a payment default and the acceleration of the entire indebtedness.

As of November 30, 2003, our outstanding indebtedness under our senior credit facility was approximately $121.9 million, which is secured by substantially all of our assets. In addition to required principal payments of $10.8 million in 2004, we are required to make principal payments of $46.1 million in 2005 and $65.0 million in 2006. The Company’s ability to meet its scheduled debt principal payments is dependent upon its ability to successfully execute its current business strategy. There is a significant risk that we may not be able to make all of the payments scheduled to be made under our senior credit facility.

If we should be unable to make all the scheduled payments under our senior credit facility, we would seek to obtain a waiver of the default from our lenders, negotiate an amendment with our lenders that would provide for more favorable repayment terms or borrow sufficient funds to refinance our senior credit facility on terms acceptable to us. If these actions were to be unsuccessful, the lenders under the senior credit facility would have the right to declare the entire unpaid balance immediately due and payable and to exercise their default remedies, including foreclosing on substantially all of our assets.

The loss of key personnel could adversely affect our operations and growth.

The loss of the services of Aaron D. Cowell, Jr., our chief executive officer and president, Michael K. Robinson, executive vice president and chief financial officer, or other key employees could materially and adversely affect our business and prospects. Neither of these officers has an employment agreement with us nor do we maintain key man life insurance on them or any of our other officers or key employees. The competition for qualified managers in the telecommunications industry is intense. We may not be able to hire and retain necessary personnel in the future to replace any of our key executive officers or key employees.

In addition to our dependence on those who manage our business, hiring and retaining additional qualified managerial, sales and technical personnel is critical to our success. Since our inception, we have experienced significant competition in hiring and retaining personnel possessing necessary skills and telecommunications experience. Although we have been successful in hiring and retaining qualified personnel, we may not be able to do so in the future.

Our results of operations could be adversely affected if we are required to account for the fair value of options under our employee stock plans as a compensation expense.

There has been an increasing public debate about the accounting treatment for employee stock options. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value at the date of grant. As permitted by U.S. GAAP, we have not elected to record compensation expense under the fair value method in our consolidated statements of operations for option grants that have an exercise price at or in excess of fair market value, which represents the vast majority of options we have granted. The Financial Accounting Standards Board has proposed rules on option expensing, but the rules have not been formally drafted and are not expected to be in place until late 2004. Although we expect the impact of recording expense upon the grant of stock-based compensation awards would be material to our results of operations, we cannot quantify the impact that a new standard would have at this time.

A failure to effectively manage processes and systems for ordering, provisioning and billing, or the failure of third parties to deliver these services on a timely and accurate basis, could have a material adverse effect on our ability to retain our existing customers or to attract and retain new customers.

We have processes and procedures and are working with external vendors, including the ILECs, to implement customer orders for services, the provisioning, installation and delivery of services and monthly billing for those services. Our inability to effectively manage processes and systems for these service elements or the failure of the vendors serving ILECs to deliver ordering, provisioning and billing services on a timely and accurate basis could have a material adverse effect on our ability to retain our existing customers or attract and retain new customers.

Our failure to operate successfully switches and other network equipment could have a material adverse effect on our financial condition and our ability to attract and retain customers or to enter additional markets.

The provision of switched voice and data services is essential to our current strategy. If the switches and associated equipment necessary to operate our network experience technological or operational problems that cannot be resolved in a satisfactory or timely manner, our ability to retain customers or to attract new ones may be adversely affected. The loss of any significant number of customers would adversely affect our results of operations and financial condition.

Our inability to negotiate new interconnection agreements, or extensions or replacements of existing interconnection agreements, on acceptable terms and conditions could adversely affect our results of operations.

We have agreements for the interconnection of our networks with the networks of the ILECs covering each market in which we have a switching platform. These agreements also provide the framework for service to our customers when other local carriers are involved. We may be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will be required to negotiate amendments to extensions of, or replacement agreements as our existing interconnection agreements expire. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to grow our business in existing and new markets.

System disruptions could cause delays or interruptions of service, which could cause us to lose customers.

Our success depends on providing reliable service. Although we have designed our customer service system to minimize the possibility of service disruptions or other outages, our service may be disrupted, by problems on our system, such as malfunctions in our software or other facilities, and problems with a competitor’s system, such as physical damage to telephone lines or power surges and outages. Any disruption in our network could cause us to lose customers and incur additional expenses.

Affiliates of Thomas H. Lee Partners, L.P. and Bain Capital, Inc. have interests as holders of our Series A Convertible Preferred Stock that may not be consistent with the interests of our common stockholders.

In April 2000, affiliates of Thomas H. Lee Partners, L.P. (the “THL Investors”) and Bain Capital, Inc. (the “Bain Investors”) invested $200 million in our Series A Convertible Preferred Stock (the “Preferred Stock”). Under the terms of the Preferred Stock and a corporate governance agreement we have with the THL Investors and Bain Investors, they or their representatives have the right to approve a number of actions we may propose to take, including the issuance of another series of preferred stock, the issuance of convertible debt securities, the incurrence of more than $200 million of indebtedness, subject to certain exceptions, or a business combination between us and another company. These approval rights may limit our ability to take actions that may be in the best interests of our common stockholders.

Our stock price has been volatile historically and may continue to be volatile. The price of our Class A common stock may fluctuate significantly, which may make it difficult for holders to sell our shares of our Class A common stock when desired or at attractive prices.

The market price for our Class A common stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of new products or services by us or our competitors;

•	announcements relating to acquisitions or investments;

•	changes in financial estimates or other statements by securities analysts;

•	changes in general economic conditions in our markets;

•	consolidation of telecommunications companies in our operating area;

•	changes in the economic performance and/or market valuations of other CLECs;

•	a violation of one or more financial or operating covenants in our senior credit facility; and

•	adverse rulings in one or more of the regulatory or legal proceedings in which the Company is involved.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our Class A common stock could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many telecommunication companies, including US LEC. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. In addition, any negative change in the public’s perception of competitive local exchange carriers could depress our stock price regardless of our operating results.